UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 26, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                                Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 26, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: September 26, 2016
16-33-TR

Teck Submits Regulatory Application for Quebrada Blanca Phase 2

Vancouver, B.C. – Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) has, as part of the regulatory process, submitted the Social and Environmental Impact Assessment (SEIA) for its Quebrada Blanca Phase 2 Project (QB Phase 2) in northern Chile to the Region of Tarapacá Environmental Authority, consistent with the timing previously noted in the company’s second quarter 2016 release.
As previously outlined, the proposed QB Phase 2 Project would extend the life of the existing mine as a large scale concentrate producing operation. The updated feasibility study including capital and operating cost estimates for the project is expected to be completed in the first quarter of 2017.
A decision to proceed with development would be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory process, such a decision is not expected before mid-2018.
Project optimization work currently underway targets capital costs in the range of US$4.5 to $5 billion with an initial mine life of 25 years, consistent with the capacity of the revised tailings facility which is located closer to the mine. This compares to the 2012 feasibility study estimate of US$5.6 billion. The new capital cost estimate will include a 140,000-tonne per day concentrator and related facilities; a new port facility and desalination plant; and concentrate and desalinated water pipelines. QB Phase 2 is expected to have an annual production capacity of over 250,000 tonnes of copper and 8,000 tonnes of molybdenum in concentrate for the first 10 years of mine life. On the basis of copper equivalent production of approximately 280,000 tonnes per year, this equates to a capital intensity of approximately US$16,000 to $17,850 per annual tonne.
“Quebrada Blanca Phase 2 is a long-life asset that will operate through multiple price cycles and generate significant value for many years,” said Don Lindsay, President and CEO. “Our regulatory submission outlines the significant economic and social benefits that this project would generate for the region, as well as extensive proposed environmental mitigation measures, including the first large-scale use of desalinated seawater for mining in Chile’s Tarapacá Region.”

Cautionary Statement on Forward-Looking Information
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as "forward-looking statements"). Forward-looking statements in this news release include statements concerning QB Phase 2, including initial mine life, annual production capacity, our expectation that QB Phase 2 is a long-life asset that will operate through multiple price cycles, our expectation that the project will generate significant value for many years, the timing of the feasibility study and updated project costs, the targeted range of capital costs, copper equivalent production, estimated capital intensity, and expected timing of a development decision.

These statements are based on a number of assumptions. Mine life expectations are based on, among other this, assumptions regarding planned production rates and the amount of resources and reserves to be developed. Other assumptions underlying the forward-looking statements include, but are not limited to, assumptions regarding receipt of regulatory approvals, the accuracy of our QB Phase 2 resource and reserve estimates (and the geological, operational and price assumptions on which these are based), assumptions that the project will be developed in accordance with the project plan and assumptions regarding our ongoing relations with our employees and joint venturers. The copper equivalent production was calculated based on assumed prices of US$3.00/lb for copper and US$10.00/lb for molybdenum.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary materially include, but are not limited to, unanticipated declines in commodity prices or economic conditions, unanticipated regulatory or environmental issues, inaccurate geological and metallurgical assumptions, and risk that the development and operation of QB Phase 2 may not occur in the manner currently contemplated.

Additional risks are set forth in the company’s continuous disclosure documents filed under Teck’s profile on SEDAR at www.sedar.com. Teck undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward looking information.

Qualified Person
The scientific and technical information disclosed in this news release has been approved by Rodrigo Marinho, P.Geo., Technical Director, Reserve Evaluation, Teck who is a qualified person under National Instrument 43-101. For further information, please see Teck’s Annual Information Form dated March 1, 2016, which is available at www.teck.com as well at www.sedar.com under Teck’s profile.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com